Exhibit 2.1

AMENDMENT NO. 1 TO THE

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

is dated as of April 4, 2013 (this “Amendment”), by and among MCW Energy Group Limited, an Ontario corporation (“Parent”), MCW CA SUB, a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and GeoPetro Resources Company, a California corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger dated as of February 28, 2013 (the “Agreement”); and

WHEREAS, pursuant to Section 8.4 of the Agreement, each of the parties hereto desires to amend and modify the Agreement in accordance with the provisions hereof.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to amend the Agreement as follows:

1.     Recitals; Defined Terms. The foregoing recitals are hereby made a part of this Amendment. Capitalized terms used but not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Agreement.

2.     Amendments to the Agreement. Effective as of February 28, 2013, the Agreement is hereby amended as follows:

(a)      The last sentence of Section 2.6(a) is hereby deleted in its entirety and amended to read as follows:

“Notwithstanding anything in this Agreement to the contrary, in no event shall the Common Share Exchange Ratio and the Preferred Share Exchange Ratio and any other similarly dependent items, as the case may be, be adjusted pursuant to this Section 2.6 for the issuance of any shares of Company Common Stock in connection with (i) the Company Financing (as hereinafter defined) and the financing contemplated by Section 5.1(b)(ii), (ii) the exercise of Company Options and Company Stock Warrants, (iii) the conversion of Company Preferred Stock, and (iv) the conversion of notes payable and deferred compensation on or prior to the Effective Time as permitted by this Agreement; provided, that the issuance of shares of Company Common Stock by the Company in connection with (x) such financings contemplated by clause (i) shall in no event exceed Twenty One Million Five Hundred Thousand (21,500,000) Units and (y) the conversion of such notes payable and deferred compensation contemplated by clause (iv) shall in no event exceed Twenty Million (20,000,000) Units.”

(b)      The last sentence of Section 2.6(b) is hereby deleted in its entirety and amended to read as follows:

“Notwithstanding anything in this Agreement to the contrary, in no event shall the Common Share Exchange Ratio and the Preferred Share Exchange Ratio and any other similarly dependent items, as the case may be, be adjusted pursuant to this Section 2.6 for (i) the issuance by Parent of Parent Common Shares in connection with the Parent Financing and (ii) the issuance by Parent (separate and apart from any issuance contemplated by clause (i)) of Parent Common Shares not exceeding Five Million Six Hundred Forty One Thousand Three Hundred Ninety Eight (5,641,398) Parent Common Shares in the aggregate.”

(c)       Section 2.6(b) shall be amended by replacing the phrase, “Parent Preferred Stock” in the first sentence thereof with the phrase, “Company Preferred Stock.”

(d)       Section 2.6 shall be amended by adding a new Subsection (c) thereto as follows:

“(c)     If the Common Share Exchange Ratio is adjusted pursuant to either Section 2.6(a) or Section 2.6(b), then the 0.138485 figure in clause (ii) of Section 2.1(a) shall be adjusted proportionately.”

(e)       Section 2.5(c) shall be amended by adding the following at the end thereof:

“If the Common Share Exchange Ratio is adjusted pursuant to Section 2.6, then the Equity Award Exchange Ratio and the 0.138485 figure in clause (ii) of Section 2.5(b) shall be adjusted proportionately.”

(f)        Section 7.2(e) shall be amended by replacing the date, “March 29, 2013” in the first sentence thereof with the date, “May 31, 2013.”

(g)       Subsections (d) and (e) of Section 7.3 shall be redesignated as Subsections (e) and (f), respectively, of Section 7.3 and a new Subsection (d) of Section 7.3 shall be added as follows:

“(d)     The Articles of Incorporation of the Company shall be amended to increase the authorized number of shares of Company Common Stock to Two Hundred Million (200,000,000).”

3.      Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. Except as expressly modified by this Amendment, the Agreement shall remain in full force and effect.

4.      Governing Law; Jurisdiction; Waiver of Jury Trial. This Amendment shall be governed by, and construed in accordance with, the laws of the State of California (without giving effect to choice of law principles thereof). Each party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court located in the City and County of Los Angeles, California for the purposes of any Proceeding arising out of this Amendment, and agrees to commence any such Proceeding only in such courts. Each party further agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth herein shall be effective service of process for any such Proceeding. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Amendment in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties to this Amendment irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Amendment or the transactions contemplated by this Amendment.

5.      Further Assurances. Each of the parties hereto shall execute such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and consummate the transactions contemplated by this Amendment.

6.      Counterparts. This Amendment may be executed in counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. The parties agree that the delivery of this Amendment may be effective by means of an exchange of facsimile or electronically transferred signatures.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the first date set forth above.

MCW ENERGY GROUP LIMITED

By:	/s/ Aleksandr Blyumkin
Aleksandr Blyumkin Chairman of the Board

MCW CA SUB

By:	/s/ Aleksandr Blyumkin
Aleksandr Blyumkin Chief Executive Officer

GEOPETRO RESOURCES COMPANY

By:	/s/ Stuart J. Doshi
Stuart J. Doshi
President and Chief Executive Officer